

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 4561

September 9, 2009

Felix Marx
Chief Executive Officer
SCM Microsystems, Inc.
1900 Carnegie Avenue, Building B
Santa Ana, CA 92705

> **Re:** **SCM Microsystems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 19, 2009**
> **File No. 000-22490**

Dear Mr. Marx:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel